Ford Credit Floorplan Corporation
Ford Credit Floorplan LLC
One American Road
Dearborn, Michigan 48126
July 6, 2011
VIA FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	Ford Credit Floorplan Corporation and
Ford Credit Floorplan LLC (the “Co-Registrants”)
Amendment No. 2 to Form S-3 Shelf Registration Statement,
File Nos. 333-171922 and 333-171922-01 (the “Registration Statement”)
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Co-Registrants hereby respectfully request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on January 28, 2011 and amended on May 17, 2011 and July 6, 2011 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 11:00 A.M. on Friday, July 8, 2011 or as soon thereafter as practicable.
          The Co-Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Co-Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, FORD CREDIT FLOORPLAN CORPORATION
By:
	Name:	Scott D. Krohn
	Title:	President and Assistant Treasurer

FORD CREDIT FLOORPLAN LLC
By:
	Name:	Scott D. Krohn
	Title:	President and Assistant Treasurer